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S 15026327 ISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-43057

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ~~Managers Distributors, Inc.~~ AMG Distributors Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

800 Connecticut Avenue
(No. and Street)

Norwalk (City) CT (State) 06854 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steven J. Adams - (484) 530-3505
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name — *if individual, state last, first, middle name)*

125 High St. (Address) Boston (City) (State) (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAY 20 2015
DIVISION OF TRADING & MARKETS

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OD 5/22/15

OATH OR AFFIRMATION

I, Steven J. Adams, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AMG Distributors, Inc., as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer
Title

Notary Public

NOTARIAL SEAL
NORMAN A BLOCK
Notary Public
PLYMOUTH TWP, MONTGOMERY COUNTY
My Commission Expires Mar 18, 2015

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AMG Distributors, Inc.
(A wholly owned subsidiary of AMG Funds LLC)
Financial Statements and Supplemental Information
December 31, 2014

AMG Distributors, Inc.
(A wholly owned subsidiary of AMG Funds LLC)
Index
December 31, 2014

pwc

Report of Independent Registered Public Accounting Firm

To Management and Shareholders of AMG Distributors, Inc.:

In our opinion, the accompanying balance sheet and the related statements of operations, change in shareholder's equity and of cash flows present fairly, in all material respects, the financial position of AMG Distributors, Inc. (formerly Managers Distributors, Inc.) at December 31, 2014, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

The Company is a wholly owned subsidiary of AMG Funds, LLC and, as disclosed in the notes to the financial statements, has extensive transactions with AMG Funds, LLC and other affiliated entities. Because of these relationships, it is possible that the terms of these transactions are not the same as those that would result from transactions among wholly unrelated parties.

Other Matter

The Schedule I is supplemental information required by Rule 17a-5 under the Securities Exchange Act of 1934. The supplemental information is the responsibility of the Company's management. The supplemental information has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, Schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
February 27, 2015

PricewaterhouseCoopers LLP, 125 High Street, Boston, MA 02110
T: (617) 530 5300, F: (617) 530 5001, www.pwc.com/us

AMG Distributors, Inc.
(A wholly owned subsidiary of AMG Funds LLC)
Balance Sheet
December 31, 2014

		2014
Assets		
Cash & cash equivalents	$	3,368,528
Due from related parties (Note 6)		1,242,958
Tax receivable		13,138
Prepaid expenses and other current assets		191,367
Total assets	$	4,815,991
Liabilities and Shareholder's Equity		
Liabilities		
Distribution fee payable	$	360,532
Due to related parties (Note 6)		1,459,187
Other liabilities		45,000
Total liabilities		1,864,719
Shareholder's Equity		
Common stock (50,000 shares authorized, 1,000 shares issued and outstanding; par value $.01 share in 2014)		10
Paid-in capital		129,990
Retained earnings		2,821,272
Total shareholder's equity		2,951,272
Total liabilities and shareholder's equity	$	4,815,991

The accompanying notes are an integral part of these financial statements.

AMG Distributors, Inc.
(A wholly owned subsidiary of AMG Funds LLC)
Statement of Operations
Year Ended December 31, 2014

		2014
Revenues (Note 2)		
12b-1 fee revenue, net	$	830,159
Private placement revenue		1,024,289
Service revenue		423,667
Total revenues		2,278,115
Expenses		
Allocable cost from parent (Note 6)		1,213,000
Revenue share expense(Note 6)		466,678
Office, general and administrative		88,549
FINRA fees		362,301
Professional fees		96,931
Totals expenses		2,227,459
Income from operations		50,656
Investment income		334
Income before income taxes		50,990
Provision for income taxes		(41,708)
Net income	$	9,282

The accompanying notes are an integral part of these financial statements.

AMG Distributors, Inc.
(A wholly owned subsidiary of AMG Funds LLC)
Statement of Changes in Shareholder's Equity
Year Ended December 31, 2014

	Common Stock	Paid-in Capital	Retained Earnings	Total
Balance, December 31, 2013	$ 10	$ 129,990	$ 2,811,990	$ 2,941,990
Net income	-	-	9,282	9,282
Balance, December 31, 2014	$ 10	$ 129,990	$ 2,821,272	$ 2,951,272

The accompanying notes are an integral part of these financial statements.

AMG Distributors, Inc.
(A wholly owned subsidiary of AMG Funds LLC)
Statement of Cash Flows
Year Ended December 31, 2014

	2014
Cash flows provided by (used in) operating activities	
Net income	$ 9,282
Adjustments to reconcile net income to net cash provided by (used in) operating activities	
Increase in due from related parties	(1,089,818)
Decrease in tax receivable	64,937
Increase in prepaid expenses and other current assets	(73,343)
Increase in distribution fee payable	66,427
Increase in due to related parties	1,335,666
Decrease in other liabilities	(11,137)
Net cash provided by operating activities	302,014
Cash flows provided by investing activities	-
Cash flows provided by financing activities	-
Net increase in cash and cash equivalents	302,014
Cash and cash equivalents	
Beginning of year	3,066,514
End of year	$ 3,368,528
Supplemental disclosure of cash flow information:	
Income taxes paid	$ 4,424

The accompanying notes are an integral part of these financial statements.

1. Organization and Nature of Business

AMG Distributors, Inc. (the "Company"), formerly known as Managers Distributors, Inc., is a broker-dealer registered with the Securities and Exchange Commission pursuant to Section 15 of the Securities Exchange Act of 1934, is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and the Securities Investor Protection Corporation ("SIPC"), and is incorporated under the Laws of Delaware. The Company's principal business activity is to act as a distributor of AMG Funds LLC's (the "LLC") family of funds (the "Funds") known as AMG Funds.

The Company is a wholly owned subsidiary of the LLC, a wholly owned subsidiary of Affiliated Managers Group, Inc. ("AMG"), an asset management holding company whose stock is listed on the New York Stock Exchange.

In January 2014, AMG announced the rebranding of the Company as AMG Distributors, Inc. The name change had no effect on any of the Company's legal agreements or relationships and was a change in name only.

In May and September 2014, the Company entered into Intermediary Placement Agent Agreements ("Agreements") with certain affiliated sub-advisors (the "Affiliates") to serve as a placement agent for the private placement of securities issued by the funds through financial intermediaries, such as registered investment advisers, broker-dealers and other intermediaries engaged by the Company to facilitate the launch and/or offering of the funds. See Note 6 – Related Party Transactions for further information pertaining to these agreements.

As a result of entering into the Agreements in 2014, the Company was required to become a member of the SIPC.

2. Summary of Significant Accounting Policies

The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (GAAP). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts included in the financial statements and disclosure of contingent assets and contingent liabilities at the date of the financial statements. Actual results could differ from those estimates or assumptions.

Revenue Recognition

12b-1 Fee Revenue, Net. 12b-1 fee revenue, net consists of fees from mutual funds for distribution services provided by the Company, as further described in Note 6. Fee rates are generally between 0.25-1% (the maximum allowed) of a fund's average net assets. Revenue is recognized in the period earned. Directly related to the 12b-1 revenue are the distribution fees the Company pays to intermediaries for the marketing and selling of fund shares, such as compensating brokers and others who sell fund shares and pay for advertising, printing and mailing of prospectuses to new investors, and printing and mailing of sales literature. Distribution fees are recognized in the period incurred and are netted within 12b-1 fee revenue.

Private Placement Revenue. Private placement revenue, as further described in Note 6, consists of revenue earned from Intermediary Placement Agent Agreements with certain affiliates where the Company serves as a placement agent for the private placement of securities issued by the funds

through financial intermediaries engaged by the Company to facilitate the launch and/or offering of the funds. Revenue is recognized when earned.

Service Revenue. Service Revenue consists of revenue earned pursuant to a Services Agreement with the LLC, as further described in Note 6. Revenue is recognized when earned.

Cash and Cash Equivalents
The Company considers all highly liquid investments purchased with a maturity of three months or less, including money market instruments, to be cash equivalents.

Prepaid Expenses and Other Current Assets
Prepaid expenses and other current assets are comprised of prepaid FINRA fees, prepaid state registration fees, and receivables from third-parties.

Concentrations
Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of bank deposits and money market funds. The Company maintains cash balances with financial institutions, which may have exceeded the federally insured limit of $250,000 per institution. The Company also maintains investments in money market instruments, which are not federally insured.

Fair Value Measurements
Various inputs may be used to determine the value of the Company's investments. These inputs are summarized in three broad levels for financial statement purposes. The inputs or methodologies used to value securities are not necessarily an indication of the risk associated with investing in those securities.

Level 1 Quoted market prices for identical instruments in active markets;

Level 2 Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations whose inputs, or significant value drivers, are observable; and

Level 3 Prices reflecting the Company's own assumptions concerning unobservable inputs to the valuation model.

All of the Company's financial instruments at December 31, 2014 and 2013 were Level 1 instruments.

3. Income Taxes

A summary of the provision for income taxes is as follows:

	2014
Current	
Federal	$29,229
State	12,479
	$ 41,708

The Company's effective income tax rate differs from the amount computed by using income before income taxes and applying the U.S. federal income tax rate to such amount because of the effect of the following items:

	2014
Tax at U.S. federal income tax rate	35.0%
State income taxes, net of federal benefit	8.5
Non-deductible expense	38.3
	81.8%

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, Income Taxes. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. The Company did not have any unrecognized tax benefits in the accompanying financial statements. In the normal course of business, the Company is subject to examination by federal, state, local and foreign jurisdictions, where applicable. As of December 31, 2014, the tax years that remain subject to examination by the major tax jurisdictions under the statute of limitations is from the year 2011 forward (with limited exceptions). The tax receivable as of December 31, 2014 consists of estimated payments made to the State of Connecticut, net of the provision for income taxes.

4. Commitments and Contingencies

In 2014, the FINRA Department of Enforcement imposed a $45,000 fine against the Company subsequent to a FINRA exam that began in 2013. The fine was levied in connection with (1) a failure to preserve electronic communications and (2) a failure to establish a reasonable supervisory system and written supervisory procedures to review email. As of December 31, 2014, the liability was included in other liabilities. The Company has taken demonstrable corrective steps to address the items above, and the fine was paid on February 18, 2015.

The Company is not aware of any other contingencies, claims against it or guarantees that would likely result in liability.

5. Net Capital Requirements

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission. This rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2014, the Company had net capital of $1,448,163, which was $1,323,849 above the minimum net capital required of $124,314. The Company's ratio of aggregate indebtedness to net capital was 1.2876 to 1 as of December 31, 2014.

6. Related Party Transactions

The Company provides distribution services for mutual fund shares in four Trusts: AMG Funds, AMG Funds I, AMG Funds II, and AMG Funds III. Revenues from these services totaled $2,738,051 in 2014, of which $240,364 was included in due from related parties at December 31, 2014.

Pursuant to a Services Agreement between the Company and the LLC, the LLC pays the Company a fee equal to 105% of certain service costs as defined in the agreement. The fee revenue from the LLC totaled $423,667 in 2014. This reduces the amount owed to the LLC from the allocated expenses described below.

The LLC assumes some of the Company's direct and indirect overhead expenses such as compensation, occupancy, telephone, administrative and personnel costs. The officers of the Company serve as officers to related companies, including the LLC. The LLC pays these costs and allocates a representative portion of those costs to the Company. In addition, the Company bears certain costs incurred by LLC for services related to the private placement arrangements discussed below. The Company has agreed to bear amounts equal to the revenue from these arrangements. The total allocated costs from LLC totaled $1,213,000 in 2014. In addition, LLC pays certain expenses on the Company's behalf which the Company reimburses. As of December 31, 2014, the Company owed LLC $1,459,187, which is included in due to related parties.

The Company has entered into agreements with certain affiliates to share in the net 12b-1 revenue from applicable funds. Expenses related to these agreements totaled $466,678 in 2014 and are included in the statement of operations as revenue share expense.

In May 2014, the Company entered into an Intermediary Placement Agent Agreement with an affiliate to serve as the placement agent for the private placement of securities issued by the Funds through financial intermediaries, such as registered investment advisers, broker-dealers and other intermediaries identified by the Company to facilitate the launch and/or offering of the Funds. Revenues from these services totaled $968,039 in 2014, of which $925,000 was included in due from related parties at December 31, 2014.

In September 2014, the Company entered into an agreement with an affiliate to facilitate the offer and sale of securities of the affiliate's Funds as each Fund's distributor, sales agent, placement agent, and/or distribution coordinator. Revenues from these services totaled $56,250 in 2014, of which $50,000 was included in due from related parties at December 31, 2014.

The Company's financial results are consolidated into the federal tax return of AMG. As such, estimated federal tax payments made by the Company prior to the consolidation of the federal tax return exceeded income tax expenses and are due from AMG. As of December 31, 2014, $27,594 was included in due from related parties for estimated tax payments.

7. Subsequent Events

The Company has determined that no material events or transactions occurred subsequent to December 31, 2014 and through February 27, 2015, the date of the financial statement issuance which requires additional disclosure in the financial statements.

Supplemental Information

AMG Distributors, Inc.

Schedule I

(A wholly owned subsidiary of AMG Funds LLC)

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2014

Computation of net capital		
Total shareholder's equity	$	2,951,272
Deduct non-allowable assets for net capital		(1,447,463)
Other deductions and/or charges		-
Net capital before haircuts on securities positions		1,503,809
Haircuts on securities positions		(55,646)
Net capital	$	1,448,163
Computation of aggregate indebtedness		
Total liabilities from Balance Sheet	$	1,864,719
Total aggregate indebtedness	$	1,864,719
Ratio of aggregate indebtedness to net capital		1.2876 to 1
Computation of basic net capital requirement		
Net capital requirement	$	124,314
Net capital in excess of requirement		1,323,849
Net capital	$	1,448,163
Net capital less 10% of AI	$	1,261,691

There are no differences between the computations of basic capital under Rule 15c3-1 of the Securities and Exchange Commission above and as contained in the unaudited FOCUS Report dated February 27, 2015.